Exhibit 99.1

Ballard announces commercial agreement with New Flyer for 50 MW of fuel cell bus engines

VANCOUVER, BC and WINNIPEG, MB, March 10, 2026 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced reaching a commercial agreement with New Flyer, a subsidiary of NFI Group Inc., ("NFI"; TSX: NFI; www.nfigroup.com), a leading provider of diverse and sustainable mobility solutions in North America and Europe.

The agreement for 500 FCmove®-HD+ fuel cell engines, totaling 50 MW, represents the largest single commitment from New Flyer since the partnership began. Deliveries, starting in 2026, will power New Flyer's Xcelsior CHARGE FC™ hydrogen fuel cell buses across North America.

"We are proud that New Flyer continues to place their trust in Ballard as their long-term technology partner, building on a relationship that spans more than a decade. Our fuel cell engines, backed by additional fleet services, deliver the range, rapid refueling, and reliable performance New Flyer's fleets require. With Ballard technology at the core of these vehicles, New Flyer is well positioned to accelerate zero-emission deployments across North America," said Oben Uluc, Ballard's Sales & Marketing Vice President.

"This agreement is the next step in our long-standing partnership with Ballard and a key component in advancing our leading fuel cell bus offerings," said David White, Executive Vice President, Supply Management, New Flyer. "Over the last decade we've delivered buses powered by Ballard in multiple jurisdictions from coast to coast showing their capability to operate in different environments and routes as a 1-for-1 diesel replacement. With growing demand for fuel cell buses, we are excited to continue this partnership as we support the transition to zero-emission transportation."

Today, Ballard powered fleets have grown to more than 2,200 fuel cell buses worldwide, collectively logging over 250 million kilometers with 98% availability and zero reported safety incidents. With additional sales of Ballard Fleet Services -- including training, technical support, parts supply, operational monitoring, digital insights, and ongoing stack servicing – Ballard and its customers unlock additional value that strengthens fleet performance.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, as well as stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning customer commitments, anticipated product deliveries, customer deployments, and market adoption. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About New Flyer

New Flyer is North America's heavy-duty transit bus leader and offers the most advanced product line under the Xcelsior® and Xcelsior CHARGE® brands. It also offers infrastructure development through NFI Infrastructure Solutions™, a service dedicated to providing safe, sustainable, and reliable charging and mobility solutions. New Flyer actively supports over 35,000 heavy-duty transit buses (New Flyer, NABI, and Orion) currently in service, of which 8,600 are powered by electric motors and battery propulsion and 1,900 are zero-emission. Further information is available at www.newflyer.com.

Further Information

Ballard Power Systems:
Sumit Kundu – Investor Relations, +1.604.453.3517 or investors@ballard.com

New Flyer:
Melissa Schnee - Media Inquiries, +1.385.910.6861 or Melissa_Schnee@newflyer.com
Stephen King - Investor Inquiries, +1.204.792.1300 or Stephen.King@nfigroup.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0000933777

CO: Ballard Power Systems Inc.

CNW 20:00e 10-MAR-26